SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

OTI & ATMEL RECEIVE FIRST COMMERCIAL
ORDERS TO SUPPORT MASTERCARD® PAYPASS™

OTI/Atmel Solution Receives MasterCard Certification

San Jose, CA, & Cupertino, CA, – August 25, 2004 –Atmel Corporation (Nasdaq: ATML), a leading provider of system-level integration semiconductor solutions, including secure microcontrollers and smart card ICs and On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions, for homeland security, micropayments, petroleum payments and other applications, today announced that they have received the first commercial quantity orders of contactless microprocessors developed for the MasterCard PayPass contactless payment program.

Atmel and OTI were selected to supply the secure contactless micro controllers in addition to an overall contactless solution that includes the operating system, application support and inlay technology for contactless smart cards. OTI’s and Atmel’s solution has also recently received MasterCard certification after passing MasterCard’s PayPass Card Technology Approval. OTI also anticipates orders for its card readers that will be used in conjunction with the PayPass card rollouts expected later this year.

MasterCard PayPass provides a simpler way to pay for small value transactions where speed and customer flow are essential, such as in quick-serve restaurants, convenience stores, gas stations and toll roads. Since cardholders quickly pay with a simple tap or wave of the card, a PayPass card is more convenient to use than cash. MasterCard PayPass contains a secure contactless microprocessor chip and antenna inside the card, in addition to the card’s standard magnetic stripe.

The contactless chip used is an 8-bit secure microcontroller from Atmel’s AT05SC highly secure product family, currently used for banking applications. The chip features 40KB ROM, 2KB EEPROM, hardware DES and hosts Atmel’s high security mechanisms. The contactless chip is compliant with lSO-14443B and ISO-7816 industry standards. Atmel is one of the industry’s most experienced manufacturers of secure microcontrollers for electronic payment. The security of its ICs has been certified by independent authorities and the chips have been used without security issues in hundreds of millions of devices in use everyday in various applications.

OTI is a leading provider of secure contactless solutions and has worked with MasterCard on its PayPass program from early in its inception. OTI is providing the contactless solution expertise, including the operating system, application support and inlay technology. It has successfully integrated its inlay technology with leading U.S. card vendors and has already integrated its Saturn 5000 reader solutions with multiple point of sale providers to support MasterCard PayPass program.

Jeff Katz, Atmel’s Vice President of Marketing, commented, “It is very gratifying to see the first fruits of the close teamwork between Atmel and OTI in developing and bringing to market MasterCard PayPass. OTI’s proven technical capability and commitment in contactless technology were key to this success.”

Oded Bashan, President and CEO of OTI, commented, “Having worked with MasterCard since early in its inception of its exciting MasterCard PayPass program, we are proud to be involved in the launch of next generation payment cards. This represents of a great deal of hard work, technological development and creativity. By teaming together with an industry leader like Atmel, we have been able to provide our customers with a complete contactless solution. We look forward with great anticipation to the next and future stages of the rollout.”

— end —

About Atmel

Founded in 1984, Atmel Corporation is headquartered in San Jose, California with manufacturing facilities in North America and Europe. Atmel designs, manufactures and markets worldwide, advanced logic, mixed-signal, nonvolatile memory and RF semiconductors. Atmel is also a leading provider of system-level integration semiconductor solutions using CMOS, BiCMOS, SiGe, and high-voltage BCDMOS process technologies.

© Atmel Corporation 2004. All rights reserved. Atmel, the Atmel logo and combinations thereof are registered trademarks and others contained herein are trademarks of Atmel Corporation. Terms and product names in this document may be the trademarks of others.

Information:

For more information on the Atmel/OTI solution for MasterCard PayPass, please visit Atmel’s website at http://www.atmel.com/dyn/products/other_docs.asp?family_id=662

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micro payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. Results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:

Galit Mendelson, Director of Corporate Communication, OTI,
Tel: 212 421 0333, Email: galit@otiglobal.com

Agency Contacts:

Paul Holm and Jerry Cahn, Portfolio PR
Tel: 212 736 9224, Email: pholm@portfoliopr.com / jcahn@portfoliopr.com

Atmel Press Contacts:

Clive Over, Director of Press Relations – USA and Asia,
Tel: +1 408 451 2855, Email: cliveover@atmel.com
Veronique Sablereau, Corporate Communications Manager – Europe,
Tel: +33 1 30 60 70 68, Email: veronique.sablereau@atmel.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: August 26th, 2004